Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion of our report dated April 15, 2024 in this Post-Effective Amendment No. 1 to Form S-1 (the “Post-Effective Amendment No. 1”) with respect to the consolidated balance sheet of Meso Numismatics, Inc. (the “Company”) as of December 31, 2022, and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended, which appears in this Post-Effective Amendment No. 1. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in this Post-Effective Amendment No. 1.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois

United States of America

August 22, 2024